UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

  |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2003

                                       OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

          For the transition period from ____________ to ____________.

                         Commission file number: 0-26483

            A. Full title of the plan and the address of the plan, if
                     different from the issuer named below:

                       VaxGen, Inc. 401(k) Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  VaxGen, Inc.
                        1000 Marina Boulevard, Suite 200
                           Brisbane, California 94005

                                TABLE OF CONTENTS

                        Item                                                  Page No.
                        ----                                                  --------
Report of Independent Registered Public Accounting Firm                         2
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002   3
Statement of Changes in Net Assets Available for Benefits for the Year Ended
         December 31, 2003                                                      4
Notes to Financial Statements                                                   5
Supplemental Schedule for the Year Ended December 31, 2003:
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             10
Signatures                                                                      11
Exhibit Index                                                                   12
Exhibit 23 - Consent of Independent Registered Public Accounting Firm           13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
       VaxGen, Inc. 401(k) Retirement Plan:

                  We have audited the accompanying statement of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                  We have compiled the accompanying statement of net assets available for benefits of the Plan as of December 31, 2002 in accordance with the Statements on Standards of Accounting and Review Services issued by the American Institute of Certified Public Accountants.

                  A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.


/s/ Mah & Associates, LLP

San Francisco, California
June 16, 2004

                       VAXGEN, INC. 401(K) RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            December 31,
                                                     ---------------------------
                                                        2003           2002
                                                     (Audited)      (Compiled)
                                                                   (As Restated)
                                                     ----------     ------------

Assets:
Cash                                                 $      899       $    3,108
Investments, at fair value
     Mutual funds                                     2,546,178        1,293,017
     Company stock                                      794,463          868,506
     Participant loans                                   31,187           25,940
                                                     ----------       ----------
           Total investments                          3,371,828        2,187,463

Contribution receivable:
     Participant                                             --               --
     Employer                                           172,203           98,459
Other receivable                                            980               --
                                                     ----------       ----------
Total assets                                         $3,545,910       $2,289,030
                                                     ----------       ----------

Liabilities:
Other payable                                                16               --
                                                     ----------       ----------
Total liabilities                                    $       16       $       --
                                                     ----------       ----------

Net assets available for benefits                    $3,545,894       $2,289,030
                                                     ==========       ==========

   The accompanying independent registered public accounting firm's report and notes are integral parts of these financial statements.

                       VAXGEN, INC. 401(K) RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended
                                                               December 31, 2003
                                                               -----------------
ADDITIONS:

Investment (loss) income:
       Interest                                                  $     3,831
       Net realized and unrealized loss on investments               (52,446)
                                                                 -----------
Total investment loss, net                                           (48,615)

Contributions:
   Cash:
       Participant                                                   829,509
       Employer match                                                  1,740
       Rollover                                                      329,721
    Non-cash:
       Employer match (stock)                                        427,692
                                                                 -----------
Total contributions                                                1,588,662
                                                                 -----------
Total additions                                                    1,540,047
                                                                 -----------
DEDUCTIONS:

Distributions to participants                                        283,132
Fees                                                                      51
                                                                 -----------
Total deductions                                                     283,183
                                                                 -----------
Net increase                                                       1,256,864

Net assets available for benefits:
               Beginning of year                                   2,289,030
                                                                 -----------
               End of year                                       $ 3,545,894
                                                                 ===========

   The accompanying independent registered public accounting firm's report and notes are integral parts of these financial statements.

                       VAXGEN, INC. 401(K) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen, Inc. 401(k) Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. ("VaxGen" or "the Company") for the benefit of its eligible employees. Upon attainment of age 21, eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $12,000 and $11,000 in 2003 and 2002, respectively. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $2,000 for the 2003 Plan year. The 2003 total contribution limitation amount is exclusive of any allowed catch-up contributions.

Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant's salary deferral contribution up to 3% of such participant's compensation (as defined in the Plan document) and 50% of the participant's salary deferral contribution for the next 2% of such participant's compensation. VaxGen may make matching contributions in the form of VaxGen Common Stock or cash.

Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.

Investment Options

Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day. A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

An account is maintained on behalf of each participant by the Recordkeeper. On each business day, each participant's account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant's account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. The loans are secured by the portion of the participant's account from which each respective loan is made. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant's vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions defined in the Plan agreement.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant's account will be distributed to the designated beneficiary or to the participant's estate if no beneficiary has been named. At December 31, 2003, the assets of the Plan included approximately $26,000 allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to amend and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. No plan assets may revert to VaxGen.

Administrative Expenses

The Company pays for the administrative expenses of the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen Common Stock is valued at the quoted closing market price on the last day of the plan year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Financial Investments with Off-Balance Sheet Risk

As of and during the years ended December 31, 2003 and 2002, the Plan held no direct investments in derivatives.

(3) RESTATEMENT

In June 2004, VaxGen discovered an error in the accounting for the contributions to the Plan in the Plan year ended December 31, 2002. The contributions were not accounted for on an accrual basis and were, therefore, not in accordance with accounting principles generally accepted in the United States of America. As a result, the financial statements of the Plan for the year ended December 31, 2002 were restated in the 2002 Form 11-K/A. The principal effects of the adjustments on the 2002 financial statements are set forth below:

                                                  STATEMENT OF NET ASSETS
                                                  AVAILABLE FOR BENEFITS
                                                  As of December 31, 2002
                                              --------------------------------
                                                                (As Previously
                                              (As Restated)        Reported)
                                              -------------     --------------

Contribution receivable:
       Employer                                $   98,459         $       --
Net assets available for benefits               2,289,030          2,190,571

                                                STATEMENT OF CHANGES IN NET
                                               ASSETS AVAILABLE FOR BENEFITS
                                            For the Year Ended December 31, 2002
                                            ------------------------------------
                                                                (As Previously
                                              (As Restated)        Reported)
                                              -------------     --------------

Contributions:
         Employer match                        $  356,466         $  258,007
Total contributions                             1,005,206            906,747
Total additions                                 1,247,955          1,149,496
Net increase                                    1,092,983            994,524
Net assets available for benefits:
         End of year                            2,289,030          2,190,571

The restatement had no effect on the 2001 financial statements.

(4) INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                 December 31,
                                            ----------------------
                                              2003            2002
                                            --------      --------
      Janus Balanced Fund                   $302,663      $184,382
      Janus Olympus Fund                     177,674       106,642
      Janus Twenty Fund                      235,076       153,390
      Janus Worldwide Fund                   178,179        77,803
      Dreyfus Short Term Income              206,047       132,196
      Dreyfus Basic S&P 500 Stock Fund       442,203       172,839
      Dreyfus Money Market Reserves          600,758       277,830
      VaxGen, Inc. Common Stock              794,463*      868,506*

      * Nonparticipant directed investments

During 2003, the Plan's assets depreciated in value by $52,446. This depreciation included net gains and losses on investments bought, sold and held during the year, as well as losses on common stock receivable, as follows:

                                                                     Year ended
                                                                  December 31, 2003
                                                                  -----------------
      Mutual funds                                                    $ 321,643
      Common stock                                                     (339,707)
      Common stock receivable                                           (34,382)
                                                                      ----------
                                                                       ($52,446)
                                                                      ==========

(5) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                     December 31,
                                                               ----------------------
                                                                 2003          2002
                                                               --------      --------
      Net Assets:
            Common stock                                       $794,463      $868,506
                                                               ========      ========
                                                                     Year ended
                                                                  December 31, 2003
                                                                  -----------------
      Change in Net Assets:
           Contributions                                               $ 321,305
           Net depreciation                                             (339,707)
           Benefits paid to participants                                 (55,641)
                                                                       ---------
                                                                        ($74,043)
                                                                       =========

(6) INCOME TAX STATUS

The Plan and related trust are intended to be qualified under Sections 401(a) and 501(a) of the Code. The Plan has applied for a determination letter from the Internal Revenue Service. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is exempt from federal income taxation.

(7) RELATED PARTY TRANSACTIONS

The Plan invests in VaxGen common stock and these transactions qualify as party-in-interest transactions under the ERISA regulations.

(8) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2003 to Form 5500:

      Net assets available for benefits per the financial statements         $3,545,894
      Deemed distribution to withdrawing participants at December 31, 2003      (25,742)
                                                                             ----------
      Net assets available for benefits per the Form 5500                    $3,520,152
                                                                             ==========

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2003 to Form 5500:

      Total contributions per the financial statements                       $1,588,662
      Contribution receivable as of December 31, 2002                            98,459
                                                                             ----------
      Total contributions per the Form 5500                                  $1,687,121
                                                                             ==========

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

      Distributions to participants per the financial statements             $  283,132
      Deemed distribution to withdrawing participants at December 31, 2003       25,742
                                                                             ----------
      Distributions to participants per the Form 5500                        $  308,874
                                                                             ==========

(9) SUBSEQUENT EVENTS

Effective May 26, 2004, the Company's Board of Directors approved a change in the Plan's trustees due to the termination of employment of the three previous trustees.

                       VaxGen, Inc. 401(k) Retirement Plan
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                December 31, 2003

EIN: 94-3236309
Plan: #001

                                                                  (c)
                                                       Description of investment
                   (b)                              including maturity date, rate of                                         (e)
         Identity of issue, borrower,                interest, collateral, par, or                    (d)                  Current
 (a)       lessor or similar party                           maturity value                           Cost                  Value
 ---       -----------------------                           --------------                           ----                  -----
         MUTUAL FUNDS:
            Dreyfus                                     Basic S&P500 Stock Fund                        **                $  442,203
            Dreyfus                                     Short Term Income Fund                         **                   206,047
            Janus                                            Balanced Fund                             **                   302,663
            Janus                                            Olympus Fund                              **                   177,674
            Janus                                             Twenty Fund                              **                   235,076
            Janus                                            Worldwide Fund                            **                   178,179
            Scudder                                 Flag Investors Communication Fund                  **                    92,191
            Strong                                       Growth and Income Fund                        **                   159,690
            Invesco                                       Health Sciences Fund                         **                   150,990

         MONEY MARKET FUNDS:
            Dreyfus                                       Money Market Reserves                        **                   600,758
            Wachovia                                          Money Market                             **                       707

         COMMON STOCK:
  *         VaxGen                                            Common Stock                          $892,869                794,463
            Participant Loans                      4.75% - 6.05%; approx. 1 - 15 years                 $0                    31,187
                                                                                                                         ----------
Total Investments                                                                                                        $3,371,828
                                                                                                                         ==========

*     Indicates party-in-interest to the Plan.

** Cost information is not provided as all investments are participant-directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan

   Date: June 30, 2004        /s/ JAMES M. CUNHA
                              James M. Cunha
                              Chief Financial Officer and
                              Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan

   Date: June 30, 2004        /s/ ERIN M. ELLIOTT
                              Erin M. Elliott
                              Senior Director, Human Resources
                              and Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan

                                  EXHIBIT INDEX

  Number                                 Exhibit
  ------                                 -------

      23       Consent of independent registered public accounting firm